UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON AUGUST 27, 2014

DATE, TIME AND PLACE:

August 27, 2014, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira; and Mrs. Marília Artimonte Rocca. The Vice-President Executive Officers Mr. Carlos Alberto López Galán and Carlos Rey de Vicente, as well as the Company’s Ombudswomen, Mrs. Maria Lúcia Ettore do Valle, and the Superintendent, Mr. Paulo Yoshihiro Ouki, were also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Company´s Officer, to act as the Secretary.

AGENDA:

(a) To know the economics-financials results of the Company relative to July, 2014 (b)  To approve the fees of the Independent Auditors for the fiscal year of 2014, as well as a complement for the fiscal year of 2013; (c)  To approve the Consolidated Financial Statements of the Prudential Group, related to the base date of June 30,2014; (d) To approve the Ombudsman Report related to the first semester of 2014 and the corrective measures as a result of complaints received, for purposes of sections V and VI of Article 33 of the Company’s Bylaws and of sections V and VI of Article 2 of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; (e)  To approve the Report containing the policies and strategies for operational risk management, pursuant to Resolution 2.554/98 and 3.380/06, both issued by the National Monetary Council.

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[Free English Translation]

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a)        Knew the economics-financials results of the Company relative to July, 2014;

(b)       Approved, pursuant to the article 17, item VI, of the Company’s Bylaws, the fees of the Independent Auditors for the fiscal year of 2013.

(c)        To approve the Consolidated Financial Statements of the Prudential Group, related to the base date of June 30, 2014, pursuant to the Resolution from National Monetary Council # 4.280 of October 31, 2013, as well as the Directive Release # 3.701 of March 13,2014, and the Directive Letter # 3.651 of April 25, 2014. The Consolidated Financial Statements of the Prudential Group and the documents that composes it, were subject to limited revision of the Independent Auditors and of the favorable recommendation of the Audit Committee.

It is registered that Mr. Carlos Alberto López Galán, Vice-President Executive Officer, was on the meeting, in order to account for the item (a), (b)  and (c)  of the Agenda.

(d)       Approved, pursuant to article 33, item V and VI, of the Company’s Bylaws, the Ombudsman Report related to the first semester of 2014 and the corrective measures, for purposes of complying with the provisions of article 2, item V and VI of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council;

It is registered that Mr. Carlos Rey de Vicente, Vice-President Executive Officer, as well as Mrs. Maria Lúcia Ettore do Valle, Company’s Ombudswomen, were on the meeting, in order to account for the item (d) of the Agenda.

(e)        Approved in accordance with item I of the sole paragraph of article 3 of Resolution No. 2.554, as of September 24, 1998 and second paragraph of article 3 of Resolution No. 3.380, as of June 29, 2006, both issued by the National Monetary Council, and the favourable recommendation of the Risks and Audit Committees, the Company's Annual Report for the Evaluation of Operational Risk, Business Continuity and Internal Control Department of the Company and its affiliates, which contains the policies and strategies for operational risk management related to the semester ended on June 30, 2014.

It is registered that Mr. Paulo Yoshihiro Ouki, Superintendent of Non-Financial Risks, was on the meeting, in order to account for the item (e)  of the Agenda.

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[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, August 27, 2014. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Jesús María Zabalza Lotina - Vice-Chairman of the Company´s Board of Directors;  and José de Paiva Ferreira; and Mrs. Marília Artimonte Rocca - Directors. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 27, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer